UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)

☒ Form 10-K
☐ Form 20-F
☐ Form 11-K
☐ Form 10-Q
☐ Form 10-D
☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HEALTHCARE SERVICES GROUP, INC.
(Full Name of Registrant)

N/A
(Former Name If Applicable)

3220 Tillman Drive, Suite 300
(Address of Principal Executive Office (Street and Number))

Bensalem, PA 19020
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Healthcare Services Group, Inc. (the “Company”) has determined it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”) within the prescribed time period, without unreasonable effort or expense, due to the circumstances described below.

The Company received a letter in November 2017 from the Securities and Exchange Commission (the “SEC”) regarding an inquiry that the SEC is conducting into earnings per share (“EPS”) calculation practices and requesting that the Company voluntarily provide certain information and documents relating to its EPS rounding and reporting practices. The Company also received a subpoena in March 2018 from the SEC in connection with these matters.

Since the inception of the inquiry, the Company has been providing information and documents to the SEC. Additionally, during the fourth quarter of 2018, the Company authorized its outside counsel to conduct an internal investigation, under the direction of the Company’s Audit Committee, into matters related to the SEC subpoena. The Company continues to cooperate with the SEC’s investigation.

The Company and its outside counsel continue to work expeditiously to conclude the internal investigation and have determined to delay the filing of the Form 10-K until the Audit Committee determines that the internal investigation is complete. The Company currently expects to complete the internal investigation and file the Form 10-K with the SEC on or before the fifteenth calendar day following the prescribed due date.

The Company does not expect the Form 10-K to reflect any changes to its results of operations as previously reported in its most recent earnings release for the three months ended December 31, 2018 and the year ended December 31, 2018.

Cautionary Statement Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are not historical facts but rather are based on current expectations and our beliefs and assumptions. Words such as “believes,” “anticipates,” “plans,” “expects,” “will,” “goal,” and similar expressions are intended to identify forward-looking statements. The inclusion of forward-looking statements should not be regarded as a representation by us that any of our plans will be achieved. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking information is also subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, uncertainty as to the scope, timing and ultimate findings of the matters under review by the Company and the SEC described above (collectively, the “investigation”); the costs and expenses relating thereto; the impact of the investigation, including the potential financial impact on the Company; the risk of potential litigation or regulatory action arising from these matters or from the failure to timely file the Form 10-K; the timing of the review by, and the conclusions of, the Company’s auditor regarding these matters; depending on the timing of the filing of the Form 10-K, the Company may be in default under certain agreements with third-parties; the potential identification of control deficiencies in internal control over financial reporting and the impact of the same; potential reputational damage that the Company may suffer as a result of the matters under investigation; the possibility that the Company will be unable to file its Form 10-K within the extension period of 15 calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended; the impact of the pendency of the investigation on the value of the Company’s common stock; the risk that the filing of the Form 10-K will take longer than currently anticipated; and the risk factors described in Part I, Item 1A, “Risk Factors” of our Form 10-K for the fiscal year ended December 31, 2017.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

John C. Shea	215	639-4274
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HEALTHCARE SERVICES GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTHCARE SERVICES GROUP, INC.
Date: March 4, 2019	By:	/s/ John C. Shea
Name: John C. Shea Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).